UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 March 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Telecom Corporation of New Zealand Limited H1 FY12 Half Year Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 March 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

Half Year Report

For the period ended 31 December 2011

Telecomnz

Introduction

From the CEO

Continued Operating Performance Improvements and a Successful Demerger

I am pleased to report that Telecom continued to deliver operating performance gains during a half year that also featured the successful demerger of its Chorus business.

The momentum built up last year has been maintained and we delivered improvements in customer satisfaction and operating efficiency, as well as real progress towards our strategic growth goals in broadband, mobile and ICT.

The period included five months of trading before the demerger of Chorus on 30 November 2011 and one month of trading post-demerger. The result includes a large non-cash accounting adjustment relating to the demerger of Chorus, as well as several other one-off items.

Due to the demerger timing and the associated accounting impact, year-on-year financial comparisons are complicated. However, the ongoing operational improvement in Telecom’s continuing business is clear after adjusting for the significant non-cash accounting and other impacts of the demerger.

Reported and adjusted result highlights

$m REPORTED ADJUSTED

H1 FY12 Change % H1 FY12 Change %

EBITDA – continuing operations 519 3.6 488 0.2 EBITDA – discontinued operations 1,137 NM 321 NM Total EBITDA 1,656 90.3 809 -6.8 Net Profit after Tax 1,006 NM 240 51.9 Capital expenditure 325 -32.3 325 -32.3

Half Year Report I For the period ended 31 December 2011

Introduction

The demerger was probably the most complex corporate transaction in recent New Zealand history and a world’s first for a telecommunications company. I am pleased it has helped deliver real value for customers and shareholders.

The continued focus on mobile, broadband and ICT has provided a strong platform for the future and delivered growth in New Zealand broadband revenues as well as average revenue per user growth (ARPU) in both mobile and broadband. There has also been further margin growth in IT services.

Customer satisfaction has improved in New Zealand, and the focus on simplicity and efficiency means that costs have declined faster than revenues, enabling Telecom to maintain flat adjusted EBITDA for its continuing operations.

This, along with emphasis on good control of capital expenditure, has resulted in a 25% improvement in adjusted Free Cash Flow when compared to the first half of the previous financial year.

Dividend

Telecom has declared an ordinary dividend of 9 cents per share for the half year to 31 December 2011. The dividend will be fully imputed in line with the corporate income tax rate.

As previously advised, Telecom has now moved to paying dividends on a half-yearly basis at a dividend payout ratio of approximately 90% of adjusted net earnings.

Subject to there being no adverse change in operating outlook, the dividend for H2 FY12 will be set to reflect the full year expected payout ratio. It is currently anticipated that the H2 FY12 dividend will be imputed in the range of 70% to 100%, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

The payment dates for the H1 FY12 dividend are as follows:• New Zealand, Australia 5 April 2012• New York 13 April 2012

1Half Year Report I For the period ended 31 December 2011

Introduction

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been restored after it was suspended during the prior year due to Telecom’s involvement in the Government’s UFB process. For the H1 FY12 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price of ordinary shares. As noted in the release of our half-year financial results to the market on 24 February 2012 the last date for the receipt of an election notice for participation in the Dividend Reinvestment Plan was 23 March 2012.

Capital Management

Telecom has also announced an on-market buyback of shares to return surplus capital to shareholders. The buyback of up to $300 million will be executed during the 2012 calendar year. Please see the information sent to shareholders on 24 February 2012 for more details or go to www.investor.telecom.co.nz.

Paul Reynolds

Chief Executive

2 Half Year Report I For the period ended 31 December 2011

Financials

Financial statements

Income statement

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
		2011 UNAUDITED	2010 UNAUDITED	2011 AUDITED
(Dollars in millions, except per share amounts)	NOTES	NZ$	NZ$	NZ$
Operating revenues and other gains				
Local service		457	486	955
Calling		394	479	928
Interconnection		53	100	195
Mobile		445	405	825
Data		268	291	574
Broadband and internet		238	250	487
IT services		267	274	561
Resale		93	124	235
Other operating revenue		97	114	199
Other gains	3	46	32	45
		2,358	**2,555**	**5,004**
Operating expenses				
Labour		(411)	(421)	(832)
Intercarrier costs		(379)	(490)	(939)
Other operating expenses		(1,044)	(1,139)	(2,215)
Asset impairments		–	–	(215)
Other expenses	3	(5)	(4)	(42)
Earnings before interest, taxation, depreciation and amortisation – continuing operations		**519**	**501**	**761**
Depreciation		(178)	(259)	(468)
Amortisation		(106)	(118)	(240)
Earnings before interest and taxation – continuing operations		**235**	**124**	**53**
Finance income		8	10	15
Finance expense		(67)	(73)	(152)
Share of associates' profits /(losses)		–	1	1
Earnings/(losses) before income tax – continuing operations		**176**	**62**	**(83)**
Income tax (expense)/benefit	4	(47)	(28)	4
Earnings/(losses) from continuing operations		**129**	**34**	**(79)**
Earnings from discontinued operations net of tax	5	877	131	245
Net earnings for the period		**1,006**	**165**	**166**
Net earnings attributable to equity holders of the Company		1,005	164	164
Net earnings attributable to non controlling interest		1	1	2
		1,006	**165**	**166**
Basic net earnings per share (in cents)		52	9	9
Diluted net earnings per share (in cents)		52	9	9
Basic and diluted earnings/(losses) per share from continuing operations (in cents)		7	2	(4)
Weighted average number of ordinary shares outstanding (in millions)		1,925	1,923	1,924

Half Year Report | For the period ended 31 December 2011 **3**

Financials

Statement of comprehensive income

Six 31 monthS december ended Year 30 June ended unaudited 2011 unaudited 2010 audited 2011

(Dollars in millions) nZ$ nZ$ nZ$

Net earnings for the period 1,006 165 166

Other comprehensive income:

Translation of foreign operations 2 2 (8) Net investment hedges (3) (15) (11) Reclassified to income statement on winding up of foreign operation (28) – –Revaluation of long-term investments (20) 8 (48) Cash flow hedges 52 (13) (27)

Other comprehensive income/(loss) for the period 3 (18) (94) Total comprehensive income for the period 1,009 147 72

Total comprehensive income attributable to equity holders of the Company 1,008 146 70 Total comprehensive income attributable to non-controlling interest 1 1 2 1,009 147 72

4 Half Year Report I For the period ended 31 December 2011

Financials

Statement of changes in equity

Six31 monthS december ended Year 30 June ended unaudited 2011 unaudited 2010 audited 2011

(Dollars in millions) nZ$ nZ$ nZ$

Equity at the beginning of the period 2,311 2,545 2,545

Net earnings for the period 1,006 165 166 Other comprehensive income/(loss) 3 (18) (94)

Total comprehensive income for the period 1,009 147 72 Contributions by and distributions to owners:

Dividends (183) (183) (320) Supplementary dividends (25) (9) (28) Tax credit on supplementary dividends 25 9 28 Dividend Reinvestment Plan – 7 7 Issuance of shares under employee share schemes 9 5 7 Distribution of Chorus shares to shareholders (1,264) – –

Equity at the end of the period 1,882 2,521 2,311 Equity consists of: Contributed capital 1,161 1,528 1,528 Revaluation reserve (365) (289) (345) Foreign currency translation reserve (68) (33) (39) Hedge reserve (7) (45) (59) Deferred compensation 7 12 14 Retained earnings 1,148 1,342 1,207

Total equity attributable to equity holders of the Company 1,876 2,515 2,306

Minority interests 6 6 5

Total equity 1,882 2,521 2,311

Half Year Report I For the period ended 31 December 2011 5

Financials

Statement of financial position

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
		2011 UNAUDITED	2010 UNAUDITED	2011 AUDITED
(Dollars in millions)	NOTE	NZ$	NZ$	NZ$
ASSETS				
Current assets:				
Cash		320	332	324
Collateral funds		–	44	110
Short-term derivative assets		1	3	2
Receivables and prepayments		675	744	701
Taxation recoverable		46	1	–
Inventories		82	91	60
Total current assets		1,124	1,215	1,197
Non-current assets:				
Long-term investments		105	186	125
Long-term receivables		184	41	44
Long-term derivative assets		–	30	40
Intangible assets		803	1,096	1,094
Property, plant and equipment		1,760	4,224	3,892
Total non-current assets		2,852	5,577	5,195
Total assets		**3,976**	**6,792**	**6,392**
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable and accruals		839	979	991
Taxation payable		–	–	31
Short-term derivative liabilities		15	326	333
Short-term provisions		12	18	38
Debt due within one year	6	420	611	397
Total current liabilities		1,286	1,934	1,790
Non-current liabilities:				
Deferred tax liability		128	285	226
Long-term derivative liabilities		23	287	330
Long-term payables and provisions		39	44	35
Long-term debt	6	618	1,721	1,700
Total non-current liabilities		808	2,337	2,291
Total liabilities		2,094	4,271	4,081
Equity:				
Share capital		1,161	1,528	1,528
Reserves		(433)	(355)	(429)
Retained earnings		1,148	1,342	1,207
Total equity attributable to equity holders of the Company		**1,876**	**2,515**	**2,306**
Non controlling interest		6	6	5
Total equity		**1,882**	**2,521**	**2,311**
Total liabilities and equity		**3,976**	**6,792**	**6,392**

6 Half Year Report | For the period ended 31 December 2011

Financials

Statement of cash flows

Six31 monthS december ended Year 30 June ended unaudited 2011 unaudited 2010 audited 2011

(Dollars in millions) noteS nZ$ nZ$ nZ$

Cash flows from operating activities

Cash received from customers 2,394 2,495 5,008 Interest income 8 10 15 Payments to suppliers and employees (1,730) (1,840) (3,421) Income tax (paid)/refunded (84) (74) (127) Interest paid (110) (97) (197) Dividend income 26 39 71

Net cash flow from operating activities 2 504 533 1,349 Cash flows from investing activities Sale of property, plant and equipment 1 3 3 Sale of business 3 5 76 76 Sale of long-term investments 3 1 100 107 Purchase of property, plant and equipment and intangibles (397) (589) (1,005) Capitalised interest paid (5) (10) (16)

Net cash flow from investing activities (395) (420) (835) Cash flows from financing activities (Increase)/decrease in collateral funds 110 (23) (89) Debt restructuring costs (211) – – Proceeds from derivatives 961 1 2 Repayment of derivatives (1,279) (11) (13) Payments on finance leases (3) – – Receipts on finance leases 10 – – Proceeds from short-term debt 2,012 413 663 Repayment of short-term debt (570) (307) (749) Repayment of long-term debt (961) (9) (21) Dividends paid (183) (177) (313)

Net cash flow from financing activities (114) (113) (520) Net cash flow (5) – (6) Opening cash position 324 339 339 Foreign exchange movement 1 (7) (9)

Closing cash position 320 332 324

Half Year Report I For the period ended 31 December 2011 7

Notes

Notes to the financial statements

Note 1: FINANCIAL STATEMENTS

These summarised financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom Corporation of New Zealand Limited (the ‘Company’s’) Annual Report for the year ended 30 June 2011 and the condensed consolidated interim financial statements for the six months ended 31 December 2011, which are available at: investor.telecom.co.nz. These summarised financial statements for the six months ended 31 December 2011 are unaudited and are expressed in New Zealand dollars, which is the Company’s functional currency. References in these summarised financial statements to ‘$’ are to New Zealand dollars. References to A$ are Australian dollars, GBP are pounds sterling, CA$ are Canadian dollars, US$ are United States dollars and CHF are Swiss francs. All financial information has been rounded to the nearest million, unless otherwise stated. These summarised financial statements have been extracted from the Company’s condensed consolidated interim financial statements for the six months ended 31 December 2011, which should be read in conjunction with these summarised financial statements.

As detailed in the annual report of the Company, together with its subsidiaries and associates (‘Telecom’) for the year ended 30 June 2011, Telecom was required to demerge its fixed line access infrastructure business in order for the demerged business to take the cornerstone role in the Government’s ultra-fast broadband (‘UFB’) initiative. Telecom successfully demerged Chorus Limited (‘Chorus’) on 30 November 2011 after 99.8% of votes cast by the Company’s shareholders voted in favour of the demerger proposal. With effect from 1 December 2011, Chorus became a stand-alone, separately listed company. Consequently, Telecom has separated the Chorus pre-demerger results and presented these results, including comparatives, as ‘discontinued operations’ in accordance with NZ IFRS 5: Non-current Assets Held for Sale and Discontinued Operations (‘IFRS 5’). There is no change to the overall Telecom reported result. Certain other comparative information has also been reclassified to conform with the current period’s presentation.

If new information about the discontinued operations obtained within the current financial year about the facts and circumstances that existed at the date of demerger identifies adjustments to the above amounts, or their presentation, then the disclosures will potentially be revised.

8 Half Year Report I For the period ended 31 December 2011

Notes

Change In Accounting Policies

There have been no material changes in accounting policies applied in the preparation of these summarised financial statements.

Note 2: RECONCILIATION OF NET EARNINGS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2010 UNAUDITED	2009 UNAUDITED	2010 AUDITED
(Dollars in millions)	NZ$	NZ$	NZ$
Net profit after tax	1,006	165	166
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortisation	389	530	1,027
Bad and doubtful accounts	7	10	21
Increase/(decrease) in deferred tax liability	62	(7)	(46)
Net gain on asset arrangements	(88)	–	–
Share of associates' (profits)/losses	–	(1)	(1)
Gain on distribution of Chorus shares	(775)	–	–
Gain on novation of derivatives to Chorus	(101)	–	–
Gain on windup of foreign operations	(28)	–	–
Debt close-out costs included in financing cash flows	211	–	–
Asset impairments	–	–	257
Other	(11)	(23)	(8)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:			
Decrease/(increase) in accounts receivable and related items	9	(52)	(27)
Decrease/(increase) in inventories	(27)	(30)	1
Decrease/(increase) in current taxation	(74)	20	30
Increase/(decrease) in accounts payable and related items	(76)	(79)	(71)
Net cash flows from operating activities	**504**	**533**	**1,349**

Note 3: OTHER GAINS AND OTHER EXPENSES (continuing operations)

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2011 UNAUDITED	2010 UNAUDITED	2011 AUDITED
(Dollars in millions)	NZ$	NZ$	NZ$
Other gains			
Gain on sale	10	18	23
Various resolutions and settlements with supplier	–	14	22
Gain on winding up of foreign operation	28	–	–
Interim settlement on insurances	8	–	–
	46	**32**	**45**
Other expenses			
Natural disaster costs	5	4	42
	5	**4**	**42**

Half Year Report | For the period ended 31 December 2011 9

Notes

In the six months ended 31 December 2011, other gains of $46 million represented:

• $10 million gain on the sale of Gen-i’s Software Solutions business to Infosys and sale of indefeasible right of use capacity

• $28 million gain on the winding up of the Australian branch of

TCNZ Finance Limited

• $8 million confirmed as being due from insurers in relation to the February 2011 Canterbury earthquake claim.

In the six months ended 31 December 2011, other expenses of $5 million ($4 million for the six months ended 31 December 2010) represented costs recognised in relation to the Canterbury earthquakes.

Note 4: TAXATION (Continuing operations)

The continuing operations tax charge for the six months ended 31 December 2011 of $47 million was $19 million higher than the charge of $28 million in the six months ended 31 December 2010. This is primarily due to a $33 million increase in the current period tax charge as a result of higher continuing taxable earnings, partially offset by an $18 million impact in the comparative period as a result of a reduction in the value of certain tax credits following legislative changes, and a number of other items including the change in tax rate from the prior year rate of 30% to the current year rate of 28%.

10Half Year Report I For the period ended 31 December 2011

Notes

Note 5: DISCONTINUED OPERATIONS

Telecom successfully completed the demerger of Chorus on 30 November 2011. The condensed consolidated income statement has been re-presented to show the Chorus results to 30 November 2011 as a discontinued operation, separately from Telecom's continuing operations. The discontinued operation results for the periods presented in the income statement are as follows:

	FIVE MONTHS 30 NOVEMBER	SIX MONTHS 31 DECEMBER	YEAR 30 JUNE
	2011 UNAUDITED	2010 UNAUDITED	2011 AUDITED
(Dollars in millions)	NZ$	NZ$	NZ$
Operating revenues			
Local service	13	13	26
Data	9	8	18
Broadband and internet	44	40	94
Other operating revenue	13	14	31
Internal revenues from Telecom continuing operations	417	465	963
	496	540	1,132
Operating revenues			
Labour	(17)	(18)	(37)
Other operating expenses	(137)	(112)	(243)
Internal costs with Telecom continuing operations	(21)	(29)	(51)
Asset impairments	–	–	(42)
Depreciation	(84)	(130)	(265)
Amortisation	(21)	(23)	(54)
Net finance costs	(20)	(26)	(51)
Earnings before income tax	196	202	389
Income tax expense	(55)	(63)	(115)
Net earnings for the period – before demerger related items	141	139	274
Demerger-related items:			
Gain on distribution of Chorus shares	775	–	–
Debt restructuring costs	(110)	–	–
Demerger and UFB costs	(47)	(12)	(29)
Net gain on asset arrangements between Chorus and Telecom	88	–	–
Tax benefit on demerger-related items	30	4	–
Total demerger-related items	736	(8)	(29)
Earnings before income tax	**877**	**131**	**245**
Basic earnings per share (in cents)	45	7	13
Diluted earnings per share (in cents)	45	7	13

The $775 million non-cash gain on demerger of Chorus relates to the difference between the fair value and book value of the net assets demerged to Chorus.

Debt restructuring costs of $110 million includes $36 million of fees that are an economic cost to Telecom, as well as $74 million of costs

Half Year Report | For the period ended 31 December 2011 11

Notes that relate to the realisation of economic positions held by Telecom.

Demerger and UFB costs of $47 million include advisors’ fees (including legal, accounting and investment banking fees), independent expert report costs and separation-related costs such as changes to IT systems, programme management and preparation for trading between Telecom and Chorus.

Net non-cash gains by Telecom on asset arrangements between Chorus and Telecom of $88 million represented:

• $83 million of net gains on entering into new finance lease arrangements with Chorus on demerger

• $5 million gains on jointly controlled asset arrangements with

Chorus The carrying value of assets and liabilities disposed of as discontinued operations are:

30 november unaudited 2011

(Dollars in millions) nZ$

Assets

Receivables and prepayments 4 Short-term derivative assets 1 Current tax receivable 2 Inventories 4 Intangible assets and property, plant and equipment 2,343

Liabilities

Accounts payable and accruals 48 Short-term debt 1 Deferred tax liability 178 Long-term debt 1,582 Long-term derivatives 56

Net assets of discontinued operations at date of disposal 489

12 Half Year Report I For the period ended 31 December 2011

Notes

The cash flows of the discontinued operations are as follows:

	FIVE MONTHS 30 NOVEMBER	SIX MONTHS 31 DECEMBER	YEAR 30 JUNE
	2011 UNAUDITED	2010 UNAUDITED	2011 AUDITED
(Dollars in millions)	NZ$	NZ$	NZ$
Cash flows from operating activities	(171)	(136)	(276)
Cash flows from investing activities	(160)	(190)	(429)
Cash flows from financing activities	228	–	–
Net cash flow from discontinued operations	**(103)**	**(326)**	**(705)**

Note 6: CURRENT AND LONG-TERM DEBT

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2011 UNAUDITED	2010 UNAUDITED	2011 AUDITED
(Dollars in millions)	NZ$	NZ$	NZ$
EMTN	80	1,509	1,468
TeleBonds	542	553	542
Short-term debt	419	276	93
Unamortised discount	(3)	(6)	(6)
Total Debt	**1,038**	**2,332**	**2,097**
Debt due within one year	420	611	397
Debt due greater than one year	618	1,721	1,700
Total Debt	**1,038**	**2,332**	**2,097**

Telecom continues to have short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a NZ$500 million Note Facility of which $184 million of notes and $235 million of European commercial paper have been utilised at 31 December 2011. In addition to the short-term financing programmes, Telecom has committed stand-by facilities of NZ$700 million (30 June 2011: NZ$700 million) which is undrawn at 31 December 2011. The A$1.5 billion Short Term Note and Medium Term Note Programme was disestablished on the wind-up of TCNZ Finance Limited's Australian branch.

During the six months ended 31 December 2011, Telecom repaid the US$250 million, CA$275 million and CHF200 million bonds, including the related derivatives.

Immediately prior to the demerger, Telecom drew NZ$1,106 million under a new syndicated facility. This drawn facility was included in the net assets transferred to Chorus and, from the date of demerger, was no longer part of Telecom's facilities.

As part of the demerger, Telecom bondholders elected to exchange GBP235 million (NZ$625 million at hedged rates) of Telecom GBP EMTN bonds to Chorus GBP EMTN bonds, issued by Chorus under the Chorus EMTN Programme. Bondholders representing GBP40 million (NZ$110 million at hedged rates) did not elect to exchange to

Half Year Report | For the period ended 31 December 2011 13

Notes

Chorus bonds and consequently these bonds remained in Telecom. The related cross currency swaps were split and partially novated to Chorus along with the exchanged bonds. Prior to demerger, the interest rate swaps relating to the Telecom GBP bonds were closed out. New interest rate swaps have since been entered into, hedging the GBP bonds that remain in Telecom.

The costs associated with the debt restructuring above have been included in discontinued operations and are summarised in note 5.

Note 7: SIGNIFICANT EVENTS AFTER BALANCE DATE

Telecom has declared a fully imputed dividend of 9 cents per share in respect of the six months ended 31 December 2011.

On 10 February 2012, Telecom and the IRD agreed to settle the dispute relating to Telecom's 2008 New Zealand tax return.

On 23 February 2012, the Board of Directors approved an on-market share buyback of up to $300 million in the 2012 calendar year. A disclosure document was sent to shareholders prior to the offer being made.

Note 8: OTHER FINANCIAL INFORMATION

Net tangible assets per security

NET TANGIBLE ASSETS PER SECURITY	31 DECEMBER 2011	31 DECEMBER 2010
Net tangible assets per security	$0.56	$0.74

Details of Associate Companies

EQUITY ACCOUNTED ASSOCIATES AND JOINT VENTURE ENTITIES	PERCENTAGE OF OWNERSHIP INTEREST HELD AT END OF PERIOD		CONTRIBUTIONS TO NET PROFIT NZ$	
	31 DECEMBER 2011	31 DECEMBER 2010	31 DECEMBER 2011	31 DECEMBER 2010
Pacific Carriage Holdings Limited	50%	50%	–	–
Southern Cross Cables Holdings Limited	50%	50%	–	–
Community Telco Australia Pty Limited	50%	50%	–	–
Yahoo!Xtra New Zealand Limited	–	49%	–	1

Details of entities over which control has been lost during the period

As mentioned in Note 5, Telecom successfully completed the demerger of Chorus on 30 November 2011.

14 **Half Year Report** | For the period ended 31 December 2011

Inquiries

Shareholder inquiries

Shareholders with inquiries about transactions, address changes or dividend payments should contact Telecom's share registries.

New Zealand Registry

Computershare Investor Services Limited
Private Bag 92119
Auckland 1142
Phone: 0-9-488 8777
Fax: 0-9-488 8787
NZ Toll Free: 0800 737 100
Email: enquiry@computershare.co.nz
Website: www.computershare.com

United States Registry

Details for Depositary Receipts, Transfer Agent, and Registrar
The Bank of New York
101 Barclay Street
New York, NY 10286
United States
Phone (US): 1-888-BNY-ADRs
Phone (non-US): 1-610 382 7833
Website: www.adrbny.com

Please note that no email address or fax number is provided. Inquiries can be submitted directly via the website.

Australian Registry

Computershare Investor Services Pty Limited
GPO Box 7045, Sydney
NSW 2001,
Australia
Phone: 0-2-8234 5000
Freephone: 1 800 501 366
Fax 0-2-8234 5050
Email:
melbourne.services@computershare.com.au
Website: www.computershare.com

Shareholder inquiries about Telecom's operating and financial performance should be emailed to:
investor-info@telecom.co.nz
or addressed to:

Investor Relations

Head of Investor Relations
Telecom New Zealand
Private Bag 92028,
Auckland 1142
New Zealand

Contact phone numbers

Australia 800 123 350
Canada 1 800 280 0398
Hong Kong 800 962 867
New Zealand 0 800 737 500
Singapore 800 641 1013
United Kingdom 0 800 960 283
United States 1 800 208 2130

Go to our investor centre at:

http://investor.telecom.co.nz

Half Year Report | For the period ended 31 December 2011 15

Disclaimer

Disclaimer

Forward-looking statements

This summarised report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this report.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the H1 FY12 investor presentation, the H1 FY12 media release and in the risk factors and forward-looking statement disclaimer each in Telecom’s annual report on Form 20-F for the year ended 30 June 2011 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

16 Half Year Report I For the period ended 31 December 2011

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Telecom New Zealand Corporation Limited of ARBN 050 611 277